

Mail Stop 3030

October 22, 2015

<u>Via E-Mail</u>
Alex C. Hui
Chief Executive Officer
Pericom Semiconductor Corporation
1545 Barber Lane
Milpitas, California 95035

> **Re: Pericom Semiconductor Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2015**
> **File No. 000-27026**

Dear Mr. Hui:

We have limited our review of your filing to the issues we have addressed in our comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have further comments. Our references to prior comments are to comments in our October 8, 2015 letter.

<u>Opinion of Cowen and Company, LLC, page 44</u>

1.	Please reconcile your disclosure on page 45 in response to prior comment 1 with the statements in Annex C, or provide the disclosure as requested in the last sentence of prior comment 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Tad J. Freese, Esq.